SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Approves the Issuance of Warrants

São Paulo, August 14, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, in compliance with the provisions of Law No. 6,404 of December 15, 1976, as amended, and the regulations of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), hereby informs its shareholders and the market in general that its Board of Directors approved, at a meeting opened on July 26, 2023 and closed on the date hereof, the issuance of warrants for the subscription of preferred shares of GOL.

For information as to the issuance, its characteristics, and the conditions for the subscription of the warrants, see the Notice to Shareholders disclosed by GOL on the date hereof.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, besides several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 13,800 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 143 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer